Exhibit 99(g)(2)



                        AMENDMENT TO CUSTODIAN CONTRACT
                       --------------------------------

      This Amendment to the Custodian Contract is made as of June 1, 1999, by and between Alliance Balanced Shares, Inc. (the "Fund") and State Street Bank and Trust Company (the "Custodian"). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custodian Contract referred to below.

      WHEREAS, the Fund and the Custodian entered into a Custodian Contract dated as of February 27, 1987 (as amended and in effect from time to time, the "Contract"); and

      WHEREAS, the Fund and the Custodian desire to amend certain provisions of the Contract to accommodate the Custodian's delegation of sub-custody responsibilities to its affiliate, State Street Trust Company Canada;

      NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Contract, pursuant to the terms thereof, as follows:

I. Article 12, paragraph 2, Responsibility of Custodian, is hereby amended to read as follows:

            The Custodian shall be liable for the acts or omissions of a foreign banking institution appointed pursuant to the provisions of Article 3 to the same extent as set forth in Article 1 hereof with respect to sub-custodians located in the United States and, regardless of whether assets are maintained in the custody of a foreign banking institution, a foreign securities depository, or a branch of a U.S. bank as contemplated by paragraph 3.11 hereof, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from, or caused by, the direction of or authorization by the Fund to maintain custody or any securities or cash of the Fund in a foreign country including, but not limited to, losses resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism. Notwithstanding the foregoing provisions of this Article 12, the delegation by State Street Bank and Trust Company to its affiliate, State Street Trust Company Canada, of sub-custody duties in Canada shall not relieve State Street Bank and Trust Company of any responsibility for any loss due to the delegation to State Street Trust Company Canada, except (a) such loss as may result from political risk (e.g., exchange control restrictions, confiscation, expropriation, nationalization, insurrection, civil strife or armed hostilities) and (b) other losses (excluding losses resulting from a bankruptcy or insolvency of State Street Trust Company Canada not caused by political risk) under circumstances where State Street Bank and Trust Company and State Street Trust Company Canada have exercised reasonable care (including, without limitation, Acts of God, nuclear incident and the like).

II. In all respects not inconsistent herewith, the Contract is hereby ratified and affirmed.

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      IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.


WITNESSED BY:                        STATE STREET BANK AND TRUST COMPANY



/s/ Jean S. Carr                     By:  /s/ Ronald E. Logue
----------------------                    -----------------------
Name: Jean S. Carr                   Name:    Ronald E. Logue
Title: Associate Counsel             Title:   Vice Chairman



WITNESSED BY:                        ALLIANCE BALANCES SHARES, INC.



/s/ Mary Ann Milley                  By:  /s/ Edmund P. Bergan, Jr.
----------------------                    -------------------------
Name:  Mary Ann Milley               Name:    Edmund P. Bergan, Jr.
Title: Legal Administrative          Title:   Secretary
       Secretary